UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           ACE Aviation Holdings Inc.
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                                (Name of Issuer)

                              Class B voting shares
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                         (Title of Class of Securities)

                                    00440P102
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No.:  00440P102

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(1)                Names of Reporting Persons
                   I.R.S. Identification Nos. of Above Persons (entities only)

                        British Columbia Investment Management Corporation
--------------------------------------------------------------------------------
(2)                Check the Appropriate Box if a Member of a Group
                   (a) [ ]
                   (b) [ ]

                        Not applicable
--------------------------------------------------------------------------------
(3)                SEC Use Only


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(4)                Citizenship or Place of Organization

                        British Columbia

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Number of          (5)    Sole Voting Power             824,529
Shares
Beneficially       -------------------------------------------------------------
Owned by           (6)    Shared Voting Power
Each
Reporting          -------------------------------------------------------------
Person With        (7)    Sole Dispositive Power        716,710

                   -------------------------------------------------------------
                   (8)    Shared Dispositive Power      107,819

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(9)                Aggregate Amount Beneficially Owned by Each Reporting Person

                        824,529
--------------------------------------------------------------------------------
(10)               Check if the Aggregate Amount in Row (9) Excludes Certain
                   Shares [ ]

--------------------------------------------------------------------------------
(11)               Percent of Class Represented by Amount in Row (9)

                        3.38%
--------------------------------------------------------------------------------
(12)               Type of Reporting Person

                        EP
--------------------------------------------------------------------------------


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


Item 1.

(a)    Name of Issuer:

       ACE Aviation Holdings Inc.

(b)    Address of Issuer's Principal Executive Offices:

       5100 de Maisonneuve Blvd. West, Montreal, Quebec, Canada H4A 3T2

Item 2.

(a)    Name of Person Filing:

       British Columbia Investment Management Corporation

(b)    Address of Principal Business Office or, if none, Residence:

       Sawmill Point, 2940 Jutland Rd, Victoria, British Columbia V8T 5K6 Mailing Address: P.O. Box 9910, Stn Prov Govt, Victoria, British Columbia V8W 9R1

(c)    Citizenship:

       Canada

(d)    Title of Class of Securities:

       Class B voting shares

(e)    CUSIP Number:

       00440P102

Item 3.  If  this statement is filed  pursuant to  Rules 13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:

(a)   [ ]   Broker or dealer  registered  under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance  company as defined  in  section  3(a)(19)  of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment  company  registered  under  section 8 of the  Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f)   [ ]   An  employee  benefit  plan or  endowment  fund in  accordance  with
            ss.240.13d-1(b)(1)(ii)(F).

(g)   [ ]   A parent  holding  company  or  control  person in  accordance  with
            ss.240.13d-1(b)(1)(ii)(G).

(h)   [ ]   A savings  association  as defined in  section  3(b) of the  Federal
            Deposit Insurance Act (12 U.S.C. 1813).


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


(i)   [ ]   A church plan that is excluded from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3).

(j)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 824,529

(b) Percent of class: 3.38% (based on a total of approximately 24,399,000 Class B voting shares outstanding at 12-31-05)

(c)  Number of shares as to which the person has:

     (i)    Sole power to vote or to direct the vote                    824,529

     (ii)   Shared power to vote or to direct the vote

     (iii)  Sole power to dispose or to direct the disposition of        716,710

     (iv)   Shared power to dispose or to direct the disposition of      107,819

The number of Class B voting shares reported as beneficially owned includes 22,534 ACE Aviation Holdings Inc. restricted shares that are exchangeable for a like number of Class B voting shares.

British Columbia Investment Management Corporation provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer reported are held in such accounts for the economic benefit of the beneficiaries of those accounts.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B voting shares of ACE Aviation Holdings Inc. held by British Columbia Investment Management Corporation; however, no such interest relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable


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


Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: February 9, 2006

                             BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION


                               By: /s/ Doug Pearce
                                  ---------------------------------------------
                                  Name:    Doug Pearce
                                  Title:   Chief Executive Officer/
                                           Chief Investment Officer


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